 1-A/A LIVE 0001060888 XXXXXXXX 024-11073 true LIFEQUEST WORLD CORP. MN 1997 0001060888 4950 88-0407679 4 0 100 CHALLENGER ROAD 8TH FLOOR RIDGEFIELD PARK NJ 07660 646-201-5242 Max Khan Other 375168.00 0.00 0.00 0.00 448293.00 53811.00 0.00 81571.00 366722.00 448293.00 0.00 0.00 1875.00 -54467.00 0.10 0.10 Common Stock 88294700 53222D201 OTCPink N/A 0 000000000 N/A N/A 0 000000000 N/A true true Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N Y 20000000 88294700 0.5000 7500000.00 2500000.00 0.00 0.00 10000000.00 The Doney Law Firm 5000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 LifeQuest World Corp. Common Stock 77000000 0 7700 Section 4a(2) and Rule 506 of Regulation D